UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.         16         )

AmerAlia, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023559-26

(CUSIP Number)

Jacqueline Badger Mars, 6885 Elm Street, McLean, Virginia 22101-3883 (703) 821-4900
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 6, 1999
Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 23559-26	Page 2 of 5 Pages
1

NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

Jacqueline Badger Mars, as Trustee of the Jacqueline Badger Mars Trust dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_| (See Instructions) (b) |_|
3	SEC USE ONLY (See Instructions)
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_| Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,000 shares of Series E Convertible Preferred Stock, 3,197,460 shares of Common Stock.
	8	SHARED VOTING POWER Not applicable
	9	SOLE DISPOSITIVE POWER 2,000 shares of Series E Convertible Preferred Stock, 3,197,460 shares of Common Stock.
	10	SHARED DISPOSITIVE POWER Not applicable
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000 shares of Series E Convertible Preferred Stock, 3,197,460 shares of Common Stock.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 67% of Series E Convertible Preferred Stock (19.2% of Common Stock if fully converted); 37.9% of Common Stock.
14	TYPE OF REPORTING PERSON (See Instructions) 00

Item 1. Security and Issuer

Common Stock. The names and titles of the principal executive officers of the issuer of such securities are as follows:
Bill H. Gunn	Chairman of the Board, President and Chief Executive Officer
Robert van Mourik	Executive Vice President, Chief Financial Officer, Secretary and Treasurer
Neil E. Summerson 09/90 Robert A. Cameron 09/90 John Woolard Roger Day	Director Director Director, Executive Vice President Vice President of Operations

All of the individuals named above have their principal office at AmerAlia, Inc., 311 Raleigh Road, Kenilworth, IL 60043.

Item 2. Identity and Background

  Jacqueline Badger Mars, as trustee of the Jacqueline Badger Mars Trust Dated February 5, 1975, as amended (formerly the Jacqueline Mars Vogel Trust)

  6885 Elm Street, McLean, Virginia 22101-3883

  Mars, Inc.
  6885 Elm Street
  McLean, Virginia 22101-3883

  Such reporting person has not been convicted in a criminal proceeding during the last five years.

  Except as indicated below, such reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years that resulted in a finding of violation of any federal or state securities laws and was or is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, any such laws. On August 25, 1998, in connection with an administrative proceeding brought by the Securities and Exchange Commission ("SEC"), Ms. Mars, without admitting or denying the issues identified in the order, consented to the entry of a cease and desist order in which she agreed to cease and desist from committing or causing any violations of, and committing or causing any future violations of, Sections 13(d) and 16(a) of the Securities Exchange Act of 1934 and Rules 13d-1, 13d-2, 16a-2 and 16a-3 promulgated thereunder (SEC Release No. 34-40362 (Aug. 25, 1998)).

  United States of America

Item 3. Source and Amount of Funds or Other Consideration

The reporting person acquired the Common Stock as dividends paid on shares of Series E Convertible Preferred Stock beneficially owned by the reporting person.

Item 4. Purpose of Transaction

The purpose of the acquisition of securities of the issuer by the reporting person is for investment purposes only and the reporting person does not have any plans or proposals with respect to such securities as enumerated in paragraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

  As of the date of this statement, the reporting person beneficially owns 3,197,460 shares of Common Stock of the issuer, which represents 37.9% of the outstanding shares in that class; 67% of Series E Convertible Preferred Stock, which represents 19.2% of Common Stock if fully converted.

  The reporting person holds the sole power to vote and the sole power to dispose of the reporting person’s 3,197,460 shares of Common Stock.

  An acquisition of 100,000 shares as a dividend on the Series E Convertible Preferred Stock was effected on October 6, 1999.

  No response required.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 15, 1999                                              /s/ Jacqueline Badger Mars
Date                                                                  Jacqueline Badger Mars, as Trustee